  THE

MERGER

   FUND®

July 10, 2009

Dear Fellow Shareholder:

The Merger Fund® had another solid quarter.  In the three months ended June 30, the Fund’s NAV rose from $14.68 to $15.00, a gain of 2.2%.  For the first half of calendar 2009, the Fund was up 4.8%, in line with our rate-of-return objectives.

Although M&A activity ran at depressed levels last quarter, long-time investors in The Merger Fund® have come to understand that the most important driver of the Fund’s performance in any given period is the success or failure of the deals in which we have previously invested.  On that score, the June quarter was a good one for us.  Only two of the Fund’s holdings showed meaningful losses, and in both of these situations the outcome has yet to be fully written.  Eighteen of the Fund’s holdings posted meaningful gains last quarter, leaving us with an unusually favorable nine-to-one ratio of winners to losers.

With respect to newly announced transactions, arbitrage spreads—the per-share profit to be made if the deal goes through—have recently run the gamut from excessively tight relative to the risks involved to surprisingly generous.  Fortunately, enough proposed takeovers have fallen into the latter category to allow our portfolio-management team to increase the Fund’s merger-arbitrage exposure.  While our cash position is still significantly above historical levels, the Fund is more invested now than it was at the end of the March quarter.

Better than a Poke in the Eye

After millions of dollars in legal fees, scores of depositions and thousands of pages of subpoenaed documents, the litigation phase of the Huntsman saga finally came to an end last month.  Huntsman had previously settled with Hexion Specialty Chemicals and its parent, Apollo Management, following a ruling by the Delaware Chancery Court that Hexion had violated the terms of its merger agreement with Huntsman by failing to use its reasonable best efforts to complete the $6.2 billion leveraged buyout.  Under that settlement, reached in December, Hexion and Apollo agreed to make cash payments to Huntsman totaling $750 million.  Apollo also agreed to purchase $250 million in new Huntsman convertible bonds carrying a below-market interest rate.  But Huntsman had other litigation targets in its sights.

The same day that Huntsman won its legal victory in Delaware, the company filed suit in Texas against the two investment banks, Credit Suisse and Deutsche Bank, that had originally agreed to finance the ill-fated buyout.  Although all of the conditions to the funding commitment had apparently been met last fall, including the delivery of a solvency opinion stating that the combined entity would be financially viable, the banks, who faced billions in losses on loans that would immediately be underwater, refused to fund the deal.  By filing its lawsuit in state court in Texas, Huntsman sought a huge tactical advantage:  The case would be decided by a jury, not a judge, and over the years Texas juries had shown themselves to be plaintiff-friendly.  It was a Texas jury, for example, that years earlier had awarded $10 billion to Pennzoil, which had claimed “tortious interference” by Texaco in a contested takeover of Getty Oil.  Huntsman filed the same claim against Credit Suisse and Deutsche Bank.

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The banks, naturally, did all they could to have the Texas litigation dismissed.  But in March of this year, a district court judge ruled in favor of Huntsman on most of its claims, clearing the way for the jury trial to proceed.  As the mid-June trial date approached, both sides held firm.  A week into the trial, however, the parties announced a settlement.  Credit Suisse and Deutsche Bank agreed to pay Huntsman $632 million in cash and, in addition, provide the company with $1.1 billion in low-cost loans.

Although the dollar value of the twin settlements with Hexion/Apollo and the banks falls far short of the cost of the failed buyout to Huntsman’s shareholders, including The Merger Fund,® the cash infusions and favorable debt financing have significantly strengthened the company’s balance sheet.  Huntsman’s intermediate-term viability now seems assured, meaning that the company should be able to hold its own until global demand for specialty chemicals shows a meaningful recovery.  Huntsman was the Fund’s best-performing holding last quarter.  We don’t normally maintain positions for such an extended period after a broken deal, but in this case it appears to have been the right thing to do.

Other Winners

Seventeen other investments in the Fund’s portfolio showed smaller but still-meaningful gains last quarter, including Data Domain, a manufacturer of data-storage systems, whose shares jumped when EMC Corp., the largest player in the industry, topped an agreed-upon deal that Data Domain had with another storage company, NetApp; Sun Microsystems, a supplier of computer hardware and software, which found another buyer, software-giant Oracle, just two weeks after Sun broke off merger talks with IBM; Wyeth, the drug company, whose pending merger with Pfizer does not appear to have encountered any serious opposition from antitrust regulators; Schering Plough, whose planned tie-up with Merck also seems to be making progress with regulators; Petro-Canada, which has now received all but one of the required approvals for its merger with another major Canadian oil and gas company, Suncor Energy; Thomson Reuters, which, as we expected, has decided to end its dual-class share structure, a move that will eliminate the discount that the company’s London-listed shares have typically carried relative to its Toronto-listed shares; and Citigroup, which, under pressure from regulators concerned about the bank’s capital adequacy, is close to completing a massive conversion of preferred shares into common shares, an exchange that created a profitable arbitrage opportunity for the Fund.

Caveat Emptor in Libya

When The Merger Fund® invests in foreign takeover situations, our portfolio managers understand that the outcomes of these transactions may be affected—for better or worse—by political, regulatory and corporate-governance systems that are different from the U.S. model.  We need to be particularly vigilant when it comes to M&A activity in emerging markets, and it may take a considerable amount of due diligence to know what we are getting into and whether the potential reward offered by any given arbitrage opportunity adequately compensates us for the associated risks.  This process is far from foolproof, however, as demonstrated by our recent experiences with the government of Libya.

Verenex Energy is a small Canada-based oil and gas producer whose most important operations are in Libya.  In February of this year, a subsidiary of state-controlled China National Petroleum Corp., or CNPC, agreed to acquire Verenex in an all-cash transaction valued at about $400 million.  The takeover was subject to approval by the Libyan government, which was to receive an “approval bonus” equal to about 10% of the purchase price should it allow the transaction to proceed.  While we never would have established an outsized position in a deal like this no matter how good it looked, the initial arbitrage spread appeared attractive, especially for an acquisition that offered compelling strategic benefits to both the buyer and seller.  One of China’s national priorities is to become less dependent on foreign suppliers for the critical commodities, including oil and gas, that will be needed to support the country’s economic growth in the years ahead.  Also, because Chinese investment is not always welcome in the West—a Chinese takeover of U.S. oil-giant Unocal was blocked on national security grounds in 2005—China’s state-controlled companies must often focus on acquiring assets located in politically risky areas, such as Libya.  For Verenex, whose Libyan properties offer great potential but also will require large upfront investments to develop, the deal promised access to the financial and operational resources of one of the world’s largest oil companies.  The sizable takeover premium offered by CNPC also represented a nice windfall for Verenex shareholders.

The transaction took a surprising turn in March, when the chairman of Libya’s National Oil Company, or NOC, asserted a right of first refusal to purchase Verenex at the same price that CNPC had agreed to pay.  Two months later, with the Libyan government’s true intentions still a mystery, NOC again said it would match the Chinese offer.  Things became a little clearer last month.  That’s when it was reported that (1) Verenex had still not received a formal offer from NOC; (2) Libyan approval for CNPC to buy Verenex had yet to be granted; and, most telling, (3) Libya had begun an investigation into whether Verenex was a legal bidder four years ago when it acquired the exploration rights that are now the company’s most valuable asset.  Does anyone smell a rat?

Our take is that what Libya really wants is a larger “approval bonus” to greenlight the CNPC deal.  We also believe that the leaders of a country badly in need of foreign investment would rather reach a negotiated settlement than offend both the Chinese and Canadian governments and possibly end up in front of an international arbitration panel.  Moreover, we are encouraged by the fact that Chinese companies have proven to be patient and persistent acquirers in recent years.  With Verenex now trading at a 40% discount to the deal price, we have retained the Fund’s small position.

New Investments

Despite a deal-making drought in the June quarter, especially in the U.S., the Fund was able to identify a number of attractive new arbitrage opportunities, including Lion Nathan Ltd., an Australian producer and distributor of beer, wine and spirits, which has agreed to be acquired by Japan’s Kirin Holdings; Foundation Coal Holdings, Inc., to merge with another major coal producer, Alpha National Resources, Inc.; NATGO Group Inc., a manufacturer of oilfield equipment, being acquired by a much larger player in the industry, Cameron International Corp.; Sadia SA, a leading Brazilian food processor, which is combining with industry rival Perdigao SA; ABB Grain Ltd., an Australian grain marketer, to become part of Canada’s Viterra, Inc. in a transaction that will give the buyer greater scale and geographical reach; and Addax Petroleum Corp., an oil and gas producer with operations in Africa and the Middle East, which put itself on the auction block and ended up with a deal to be acquired by China’s Sinopec Group.

In the pre-deal category, the Fund has established positions in Pepsi Bottling Group, Inc., whose controlling shareholder, PepsiCo, Inc., has offered to buy the 67% of the bottler that it doesn’t already own; and Venture Production plc, a Scottish oil and gas producer operating in the North Sea, which is about to find out if Centrica plc, the U.K.-based utility that has a 24% stake in Venture, plans to bid for the rest of the company.  The Merger Fund® currently holds positions in 44 arbitrage situations.

Investment bankers tell us that their M&A pipelines are starting to fill again.  Continued stabilization of the financial markets and a return of boardroom confidence would, of course, do wonders for deal flow.  All in all, we look forward to a productive second half.

Sincerely,

Frederick W. Green
President

Note:  Before investing in The Merger Fund,® consider its investment objectives, risks, charges and expenses. For a prospectus containing this and other information, including current performance data that may be lower or higher than the data included herein, contact your investment professional or view it online at mergerfund.com. Please read it carefully. The performance data included herein represents past performance and does not guarantee future results. The Merger Fund®’s share price and return will vary, and investors may have a gain or loss when they redeem their shares.